INDEPENDENCE INVESTMENT LLC and SUBSIDIARY

CODE OF ETHICS


Independence Investment LLC ("Independence Investment"), together with its subsidiary Independence Fixed Income LLC ("Independence Fixed Income") (collectively, "Independence"), is committed to the highest ethical and professional standards. This Code of Ethics provides guidance to officers and employees of Independence (collectively referred to as "employees") when they conduct any personal investment transactions. Employees are expected to place the interests of clients ahead of their personal interests and to treat all client accounts in a fair and equitable manner.

Employees are encouraged to raise any questions concerning the Code of Ethics with Patricia Thompson, Vice President and Compliance Officer (the "Compliance Officer"), Margaret Grimes, Vice President and Assistant Compliance Officer or Robert Denneen, Vice President and Assistant Compliance Officer (together with the Compliance Officer or individually, the "Compliance Office").

CODE PROVISIONS


1.	Ban on Transactions in Securities of Companies on the Working Lists
and Ban on Transactions in Corporate Fixed Income Securities

No employee of Independence or "family member"1 of such an employee may trade in: (i) securities of companies on the Independence Investment domestic equity and real estate working lists (collectively, "the Domestic Working Lists"), or any securities or derivatives that derive their value principally from the value of securities of companies on the Domestic Working Lists; (ii) securities of companies on the Independence Investment international and Canadian equity working lists (collectively, the "International Working Lists"), or any securities or derivatives that derive their value principally from the value of securities of companies on the International Working Lists; or (iii) any corporate fixed income securities, domestic or international, or any securities or derivatives that derive their value principally from any corporate fixed income securities. Copies of the Domestic and International Working Lists are available from the Compliance Office. Exemptions may be requested by contacting the Compliance Office in writing. Exemptions may be granted for securities held at the time of employment, held at the time of an employee becoming subject to one of the above restrictions, held prior to a security being placed on a Working List or for other compelling reasons. The securities referenced in footnote 2 below are excluded from the bans contained in this section.

In addition, the Compliance Officer is authorized to adopt an exemption from this ban for large cap publicly traded equity securities, in consultation with the Compliance Office of John Hancock Life Insurance Company.


2.	Pre-Clearance

Independence requires that all permitted personal trades for employees and their "family members", as defined in this Code, be pre-cleared. This requirement for pre-clearance approval applies to all transactions in debt and equity securities2 and derivatives which are not otherwise banned pursuant to this Code and includes private placements (including 144A's) whether described in footnote 2 below or not, in order to avoid any perception of favored treatment from other industry personnel or companies. Transactions in publicly-registered, tax-exempt, domestic debt securities (municipal bonds) are excluded from this pre-clearance requirement. A request for pre-clearance should be submitted in writing to the Compliance Office using an electronic pre-clearance system or a written equivalent and should contain the following information:

a)	The employee's name and name of individual trading, if different,
b)	Name of security and ticker symbol, if publicly traded,
c)	CUSIP number, if publicly traded,
d)	Whether sale or purchase,
e)	If sale, date of purchase,
f)	If a private placement (including 144A's), the seller and/or the broker and whether or not the seller and/or the broker is one with whom the associate does business on a regular basis,
g)	The date of the request,
h)	The type of security and the appropriate trading room(s) for pre-
clear,
i)	A statement that the employee has checked with the appropriate trading room(s) and that no trades of the security have been placed for client accounts and remain open, and
j)	The initialed approval of the appropriate trading room(s)

or such other information as the Compliance Office may determine from time to time.
At present, there are five trading desks: the Independence Investment domestic equity trading desk, the Independence Investment international equity trading desk, the Independence Investment corporate fixed income trading desk, the Independence Investment global fixed income trading desk and the Independence Fixed Income trading desk in McLean, Virginia.

Clearance of private placements or other transactions may be denied if the transaction would raise issues regarding the appearance of impropriety. A sample form for pre-clearance is attached. Please note that approval is effective only for the date granted.

In addition, portfolio managers, analysts and others with access to information about anticipated trading in client portfolios are reminded of the importance of not "front-running" a client trade or trading in close proximity (before or after) to a known or expected trade in a client account. Sanctions may be imposed for personal trading in conflict with client interests or for the mere "appearance of impropriety" in personal trading.


3.	 No Purchases of Initial Public Offerings (IPOs)

In addition to the bans contained in Section 1, no employee or "family member" may purchase any newly issued publicly-offered securities until the next business (trading) day after the offering date and after receipt of pre-clearance approval. No purchase should be at other than the market
price prevailing on, or subsequent to, such business day.   The Compliance
Officer may grant exemptions from this ban for compelling reasons if the proposed purchase appears to present no opportunity for abuse.

Employees who are registered representatives of a broker-dealer are subject to NASD rules and the broker-dealer's own policies and procedures regarding purchases of IPO's.


4. 	Dealing with Brokers and Vendors

Independence employees should consult the Company Conflict and Business Practice Policy regarding business dealings with brokers and vendors. Certain activities may require the approval of the President of Independence and the General Counsel of John Hancock Life Insurance Company. Employees are reminded that any dealings with and/or potential expenditures involving public officials are further limited by Section X of the Company Conflict and Business Practice Policy.

5.	Service as Director

Employees should refer to the Company Conflict and Business Practice Policy regarding service on boards of publicly traded companies as well as service on certain privately held company, non-profit or association boards.

6.	Access Persons: Initial and Annual Disclosures of Personal Holdings

For purposes of Rule 17j-1 under the Investment Company Act of 1940, Independence has decided to treat all directors, officers and employees of Independence as though they were "access persons." Therefore, all directors, officers and employees of Independence, within 10 days after becoming an "access person" and annually thereafter, must disclose all securities in which they have any direct or indirect beneficial ownership other than securities referenced in footnote 2 above, and the name of any broker, dealer or bank with whom the individual maintained an account in which any securities were held for the direct or indirect benefit of the individual. Any accounts over which the "access person" has no direct or indirect influence or control are exempted from this disclosure requirement. Both "initial" and "annual" reports furnished under this section must contain the information required by Rule 17j-1(d)(1).


7.	Quarterly Reports

Independence requires all directors, officers and employees to file Individual Securities Transactions Reports ("Quarterlies") by the 10th day of the month following the close of a quarter. These are required of directors, officers and certain employees by Rule 204-2(a)(12) under the Investment Advisers Act of 1940 and by Rule 17j-1(d)(1) under the Investment Company Act of 1940 and must contain all of the information required by those rules. All securities transactions in which the individual has any direct or indirect beneficial ownership must be disclosed except for (i) transactions effected in any account over which the individual has no direct or indirect influence or control; and (ii) transactions in the securities referenced in footnote 2 above. In addition, all accounts in which any securities were held for the direct or indirect benefit of the employee must be disclosed. The format for these reports has changed and each individual should carefully review the information requested and be sure that all required information has been disclosed.


8.	Inside Information Policy and Procedures

Please refer to a separate Independence policy, the Company Inside Information Policy and Procedures, and a separate John Hancock policy, the Policy Regarding Insider Trading and Dissemination of Inside Information. In addition to the reporting requirements under this Code of Ethics, employees are subject to certain reporting obligations under the Company Inside Information Policy and Procedures. These include reporting accounts over which the employee has investment discretion and a requirement that notice of each transaction in such an account be sent to the Compliance Office within 10 days of a transaction.

All employees are also subject to the John Hancock Policy Regarding Insider Trading and Dissemination of Inside Information.

The Standards of Practice Handbook (AIMR 1999), noted below, contains a useful discussion on the prohibition against the use of material, non-public information.


9.	Conflict of Interest and Business Practice Policy

As required by its parent company, Independence has adopted the Company Conflict and Business Practice Policy which is distributed annually to each employee for review and certification of compliance. The provisions of the Company Conflict and Business Practice Policy, therefore, are not incorporated within this Code of Ethics.


10.	Annual Report to the Board

Independence will be required to report annually to its Board of Directors that all employees have received a copy of this Code of Ethics and have certified their compliance.

Independence will summarize for the Board existing procedures and any changes made during the past year or recommended to be made, and will identify to the Board, and may identify to the Board of Directors of any registered investment company advised by Independence, any violations requiring significant remedial action during the past year.


11.	Association for Investment Management and Research ("AIMR")
		Standards of Practice Handbook (9th Ed. 1999)

At Independence, some employees have earned the Chartered Financial Analyst designation ("CFA(r)") and are subject to the Code of Ethics and Standards of Professional Conduct contained in the AIMR Standards of Practice Handbook. Employees are reminded that the Handbook is an excellent resource for information on professional conduct. Copies are available from the Compliance Office.


12.	Code of Ethics Enforcement

Employees are required annually to certify their compliance with this Code of Ethics. The Compliance Officer may grant exemptions/exceptions to the requirements of the Code on a case by case basis if the proposed conduct appears to involve no opportunity for abuse. All exceptions/exemptions shall be in writing and copies shall be maintained with a copy of the Code. A record shall be maintained of any decision to grant pre-clearance to a private placement transaction, or to grant an exemption to the ban on purchases of IPO's, together with the reasons supporting the decision. The Compliance Office will conduct post-trade monitoring and other audit procedures reasonably designed to assure compliance with the Code of Ethics. Employees are advised that the Code's procedures will be monitored and enforced, with potential sanctions for violations including a written warning, disgorgement of profits, fines, suspension, termination and, where required, reports to the AIMR or the appropriate regulatory authority. Copies of all reports filed, records of violations and copies of letters or other records of sanctions imposed will be maintained in a compliance file. Significant violations of the Code may be referred by the Compliance Officer to the Independence Board of Directors for review and/or appropriate action.


Adopted by the Independence Board of Directors on November 21, 1994. Amended and restated on February 27, 1996. Amended and restated as of January 15, 1997. Amended and restated as of May 12, 1998. Amended and restated as of February 28, 2000. Amended and restated as of April 2, 2001.



CODE OF ETHICS.DOC

1 For the purposes of this Code, the term "family member" means an employee's "significant other", spouse or other relative, whether related by blood, marriage or otherwise, who either (i) shares the same home, or
(ii) is financially dependent upon the employee, or (iii) whose investments are controlled by the employee. The term also includes any unrelated individual for whom an employee controls investments and materially contributes to the individual's financial support.

2 Excludes (i) direct obligations of the Government of the United States;
(ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality (one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization) short-term debt instruments (maturity at issuance of less than 366 days), including repurchase agreements; and (iii) shares issued by registered open-end investment companies (mutual funds).